June 13, 2013

Mr. Leng Beng Kwek
Mr. Leng Peck Kwek
Hong Leong Asia, Ltd.
16 Raffles Quay #26-00, Hong Leong Building
Singapore 048581

Dear Leng Beng & Leng Peck,

Shah Capital is the third largest shareholder and largest institutional holder of China Yuchai International CYI with approximately 6.23% of the outstanding shares. As a long-term shareholder, Shah Capital has seen CYIs main operating subsidiary, Guangxi Yuchai Machinery Company Limited GYMCL, continue to innovate and lead multiple markets for engines across Asia. Together with its world-class R&D as well as its advanced manufacturing capabilities, GYMCL is not only a gem in China but also on a global-scale.

Unfortunately we are extremely frustrated with the continually depressed valuation of CYI despite the companys exceptional operational performance. The stock is trading at the same level as it was back in October 2003, severely lagging its publicly traded peers over the last 10 years.
Going back further, it has substantially underperformed since its IPO price at US$10 per share in 1994. We have seen this company make occasional management and governance improvements, but none have resulted in unlocking its true value.

Based upon the Hong Leong Asia HLA statement contained in the 2013
AGM presentation of their goal for CYI to maximize our shareholders value, we would be very surprised if HLA were not similarly frustrated especially in light of the massive potential upside of their stake in CYI.

Shah Capital has suggested a number of strategic initiatives to the Board, which we believe will substantially increase the value of CYI to all its stakeholders. Below we briefly outline just a fraction of the tremendous strengths of CYI along with the disproportionate valuation it carries in comparison to its peers. We then present our suggestions to rectify the discrepancy between its valuation and market position.

Firing on All Cylinders

Operationally, GYMCL has numerous market leading segments and the company is continuing to spearhead innovation in automotive trends across Asia. We highlight a few below:

Natural Gas Engines: GYMCL is currently the largest natural gas engine manufacturer in China and one of the largest in the world. As the China Urbanization plan continues, the company is set to be a huge beneficiary of a Greener China,a priority of the new political leadership. If you look at the valuation of Westport Innovations, the major natural gas engine manufacturer in the US, the company is worth US$1.65B yet has a total expected revenue in 2013 of less than US$180M and an unprofitable bottom line since inception over a decade ago. This tremendous high-growth business for GYMCLis severely undervalued.

Joint Ventures: We believe there is tremendous potential for CYIs key strategic partnerships. The Y&C engine company is a prime example. This JV where Yuchai owns 45%, in our view is one of the most advanced truck manufacturing facilities in the world, yet no credit is given on a valuation basis. We will discuss CYIs other valuable JVs and how they can benefit shareholders later in this letter.


Research & Development: The new R&D center in Nanning is truly world-class. GMYCLs R&D has developed the first
National IV compliant engine, hybrid bus engine, and LNG engine just to name a few. As most global companies have cut back in R&D, GYMCL has actually increased its R&D spending.
This will continue to drive outperformance in terms of engine development and technology for many years to come.

Suppressed Current Valuation

As a leader in its industry, one would expect CYI to trade at a substantial premium to its competitors; however this is just the opposite. Currently, the market capitalization for CYI is approximately US$650M and it is trading at just over 6x earnings, 0.8x reported book value (actual book value is even higher if PP&E is valued at market prices) and just 2x cash flow. In our opinion, the actual value of CYI today is over US$40 per share as it should be trading at least 14x earnings.

As the investment community likens CYI to Cummins, it is appropriate to look at the valuation comparison. Cummins currently trades for 15x earnings, over 3x book value and 10x cash flow.
By any of these metrics, CYI should trade closer to US$55, not US$18.

In terms of its domestic competitor, CYI can most accurately be compared to Weichai Power, listed on the HK Stock Exchange. Weichai trades for approximately 14x earnings, 2x book value and 8x cash flow. At these metrics, CYI would trade at over US$50 per share.

It is ironic that GYMCL is taking market share from its competitors and achieving new milestones in engine development yet continues to trade at a discount to its peers. In the best interest of all shareholders, we have suggested the following proposal to help change the perception and unlock the true value of this company.

Our Proposal

1. CYI increases remaining stake in GYMCL from 76.4% to 100%
As the shareholder structure for CYI and its main operating subsidiary are somewhat convoluted, a revised, simpler structure would increase institutional ownership of the stock (including index membership) and would result in a higher valuation. Also, CYI is not just a holding company any longer as they have direct ownership not through GYMCL of Yuchai/Caterpillar Remanufacturing
JV and Y&C Engine Co Ltd. The Golden Share which HLA holds should be used to negotiate the sale of the remaining 23.6% stake of GYMCL from Yulin City to CYI.
In addition to the shareholder structure, the golden share provision has also been a cause of suppressed valuation. Since inception, HLA has not exercised this controlling right, and Yulin City through the direct stake in GYMCL and ownership of CYI stock actually owns the majority of the main operating subsidiary, hence retiring the golden share in exchange for a sale of the remaining stake would be beneficial to all shareholders as CYI would trade at market valuation.

2. Sell HL Global Enterprises Limited and Thakral Corporation stakes completely in the very near future and use the proceeds to buy extremely undervalued CYI stock from the open market HL Global Enterprises HLG is a real estate company which CYI has sunk in close to US$100M.
HLG has been a drag on its operating results for a number of years. If CYI sells this stake and buys back its own undervalued shares, earnings potential could go up to more than US$3-4 per share.
The sale of the 48.9 % stake and the associated loan could raise close to US$70-80 million today.

Buying back shares on the open market at current prices will substantially increase earnings per share as well as intrinsic value.

It is also important to look at the effects these two non-core subsidiaries have on the operating margins of CYI.
HLG actually has a negative effect on margins which would be at industry levels or higher if CYI exited this investment. With higher operating margins, the company would more easily attain fair market valuation.

3. Hire an Investment Bank to dual-list on the Hong Kong
Stock Exchange As much of the western world continues to favor U.S. Blue Chip names and Government Securities, US/European investors are ignoring foreign companies, especially U.S. listed Chinese companies. The underlying businesses, however, do tell a very different story than their market valuations suggest. Some of these companies benefit from better fundamentals, larger growth markets, and advanced technologies.

There could be a great value attained by listing CYI (100% GYMCL) on the HK stock exchange. As you already know, many of CYIs industry peers trade in Shanghai or HK with substantially higher valuations despite smaller size or less competitive market positioning.

CYIs currentJVs are with some of the mostrespected companies across the automotive and industrial space. For example, as Yuchai is developing diesel engines for passenger vehicles in conjunction with Geely, there is a large scope to increase the reach of CYI in the automotive market globally. This also applies to the Caterpillar JV for remanufactured engines. As there are over 2 million trucks in China that are over 5 years old, the potential for the remanufacturing space is quite large.
Due to the considerable earnings power and market position of these JVs, we believe there will be strong interest in listing individual JVs on the HK market in the future, which could allow shareholders to attain even higher value.

Unlocking True Value

As the controlling shareholder of CYI, we respectfully urge your support for the above proposals for the benefit of HLA and all CYI stakeholders. We strongly believe CYI should trade above US$50 per share and, as per our calculations, HLA owning more than 13 million shares could realize a value of over US$400m (close to the market capitalization of HLA today). With the growth potential and re-positioning (100% GYMCL) of CYI, we actually believe this asset can be worth just as much as Millennium & Copthrone plc today.

There is an extremely bright future for GYMCL in China and abroad. It is imperative that swift and meaningful action is taken in regards to our proposal. Time is of the essence.
While Yuchai has an excellent track record in the development of its products and technologies, communicating these competitive advantages has been lacking.
It is quite clear how much of a difference this communication could make when it comes to attaining market valuation.

Shah Capital has already received many positive responses from other large and small shareholders alike in regards to the proposals set forth above and to the Board.
We look forward to meeting with you during the last week of June in Hong Kong and working together to achieve what is best for all stakeholders of CYI.

Sincerely
Himanshu H. Shah
President & Chief Investment Officer